Exhibit 99.1
Brookfield Infrastructure Corporation
Interim Report Q3 2025
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD INFRASTRUCTURE CORPORATION
AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024 AND
FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024

Brookfield Infrastructure Corporation (our “company”) owns and operates high quality, essential, long-life assets that generate stable cash flows and require relatively minimal maintenance capital expenditures. Our current operations consist of a U.K. regulated distribution operation, a Brazilian regulated gas transmission operation and a global intermodal logistics operation.

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
US$ MILLIONS	Notes	September 30, 2025	December 31, 2024
Assets
Cash and cash equivalents	5	$380	$674
Financial assets	5	58	68
Accounts receivable and other	5	1,097	786
Assets classified as held for sale		—	1,958
Due from Brookfield Infrastructure	5, 15	1,427	1,278
Current assets		2,962	4,764
Property, plant and equipment	6	13,990	12,572
Intangible assets	7	3,201	2,892
Investments in associates	8	313	—
Goodwill	9	1,704	1,609
Financial assets	5	62	164
Other assets		1,723	1,549
Deferred income tax asset		39	37
Total assets		$23,994	$23,587

Liabilities and Equity
Liabilities
Accounts payable and other	5	$1,127	$994
Non-recourse borrowings	5, 10	1,090	667
Financial liabilities	5, 11	31	32
Loans payable to Brookfield Infrastructure	5, 15	100	102
Shares classified as financial liability	5, 11	4,803	4,644
Liabilities held for sale		—	1,209
Current liabilities		7,151	7,648
Non-recourse borrowings	5, 10	12,296	11,511
Financial liabilities	5, 11	8	1
Other liabilities		171	220
Deferred income tax liability		2,170	1,985
Total liabilities		21,796	21,365

Equity
Brookfield Infrastructure Partners L.P.	14	(1,200)	(1,253)
Non-controlling interest		3,398	3,475
Total equity		2,198	2,222
Total liabilities and equity		$23,994	$23,587

The accompanying notes are an integral part of the financial statements.
2 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	Notes	2025	2024	2025	2024
Revenues	12	$917	$912	$2,712	$2,722
Direct operating costs	6, 7, 13	(336)	(339)	(994)	(1,007)
General and administrative expenses		(20)	(21)	(59)	(56)
		561	552	1,659	1,659
Interest expense	10, 16	(312)	(269)	(852)	(767)
Share of income from investments in associates	8	12	—	22	—
Remeasurement of financial liability associated with our exchangeable shares	11	86	(1,003)	(157)	(468)
Mark-to-market and foreign currency revaluation	5	(31)	19	39	(17)
Other income (expense)		100	(22)	355	(92)
Income (loss) before income tax		416	(723)	1,066	315
Income tax (expense) recovery
Current		(86)	(80)	(297)	(275)
Deferred		(10)	(5)	4	(8)
Net income (loss)		$320	$(808)	$773	$32

Attributable to:
Brookfield Infrastructure Partners L.P.(1)		$82	$(977)	$(6)	$(458)
Non-controlling interest		238	169	779	490

(1)Net income following the Arrangement is attributable to the partnership as a result of the partnership holding all of the class B shares issued by our company. Net income prior to the Arrangement is attributable to the partnership as a result of the partnership holding all of the class C shares issued by BIHC. Please refer to Note 1(b), Organization and Description of our Company, for further details.

Earnings per share have not been presented in the financial statements, as the underlying shares do not constitute “ordinary shares” under IAS 33, Earnings per share.

The accompanying notes are an integral part of the financial statements.

Q3 2025 Interim Report 3

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	Notes	2025	2024	2025	2024
Net income (loss)		$320	$(808)	$773	$32
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		(69)	79	17	168
Cash flow hedges	5	(2)	(44)	(29)	(28)
Taxes on the above items		(3)	(1)	(8)	4
Total other comprehensive (loss) income		(74)	34	(20)	144
Comprehensive income (loss)		$246	$(774)	$753	$176

Attributable to:
Brookfield Infrastructure Partners L.P.		$38	$(913)	$53	$(367)
Non-controlling interests		208	139	700	543
The accompanying notes are an integral part of the financial statements.

4 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF EQUITY

FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2025 $US MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income	Brookfield Infrastructure Partners L.P.	Non-controlling interest	Total equity
Balance as at July 1, 2025	$1	$421	$(2,344)	$684	$(1,238)	$3,449	$2,211
Net income	—	82	—	—	82	238	320
Other comprehensive loss	—	—	—	(44)	(44)	(30)	(74)
Comprehensive income (loss)	—	82	—	(44)	38	208	246
Capital provided to non-controlling interest	—	—	—	—	—	(111)	(111)
Distributions to non-controlling interest	—	—	—	—	—	(148)	(148)
Balance as at September 30, 2025	$1	$503	$(2,344)	$640	$(1,200)	$3,398	$2,198

FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2024 $US MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income	Brookfield Infrastructure Partners L.P.	Non-controlling interest	Total equity
Balance as at July 1, 2024	$392	$1,636	$(2,379)	$500	$149	$3,381	$3,530
Net (loss) income	—	(977)	—	—	(977)	169	(808)
Other comprehensive income	—	—	—	64	64	(30)	34
Comprehensive income	—	(977)	—	64	(913)	139	(774)
Distributions to non-controlling interest	—	—	—	—	—	(281)	(281)
Other items	—	—	—	—	—	2	2
Balance as at September 30, 2024	$392	$659	$(2,379)	$564	$(764)	$3,241	$2,477

The accompanying notes are an integral part of the financial statements.

Q3 2025 Interim Report 5

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF EQUITY

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025 $US MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income	Brookfield Infrastructure Partners L.P.	Non-controlling interest	Total equity
Balance as at January 1, 2025	$1	$509	$(2,344)	$581	$(1,253)	$3,475	$2,222
Net (loss) income	—	(6)	—	—	(6)	779	773
Other comprehensive income (loss)	—	—	—	59	59	(79)	(20)
Comprehensive (loss) income	—	(6)	—	59	53	700	753
Capital provided to non-controlling interest	—	—	—	—	—	(287)	(287)
Distributions to non-controlling interest	—	—	—	—	—	(490)	(490)
Balance as at September 30, 2025	$1	$503	$(2,344)	$640	$(1,200)	$3,398	$2,198

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024 $US MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income	Brookfield Infrastructure Partners L.P.	Non-controlling interest	Total equity
Balance as at January 1, 2024	$392	$1,115	$(2,379)	$473	$(399)	$4,467	$4,068
Net (loss) income	—	(458)	—	—	(458)	490	32
Other comprehensive income	—	—	—	91	91	53	144
Comprehensive (loss) income	—	(458)	—	91	(367)	543	176
Capital provided to non-controlling interest	—	—	—	—	—	(1,206)	(1,206)
Distributions to non-controlling interest	—	—	—	—	—	(615)	(615)
Other items	—	2	—	—	2	52	54
Balance as at September 30, 2024	$392	$659	$(2,379)	$564	$(764)	$3,241	$2,477

The accompanying notes are an integral part of the financial statements.

6 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	Notes	2025	2024	2025	2024
Operating Activities
Net income (loss)		$320	$(808)	$773	$32
Adjusted for the following items:
Earnings from investments in associates, net of distributions received		(12)	—	(22)	—
Depreciation and amortization expense	6, 7, 13	167	194	515	580
Mark-to-market and other	5	(56)	14	(363)	93
Remeasurement of financial liability associated with our exchangeable shares	11	(86)	1,003	157	468
Deferred income tax expense (recovery)		10	5	(4)	8
Changes in non-cash working capital, net	16	46	56	54	72
Cash from operating activities		389	464	1,110	1,253

Investing Activities
Acquisition of subsidiaries, net of cash acquired		(98)	—	(98)	—
Disposal of subsidiaries, net of cash disposed	3	—	—	431	—
Disposal of investments in associates	8	426	—	426	—
Purchase of long-lived assets	6, 7	(1,054)	(425)	(1,398)	(1,001)
Disposal of long-lived assets	6, 7	45	71	147	246
Purchase of financial assets and other		—	—	(35)	—
Other investing activities		(192)	19	(183)	106
Cash used by investing activities		(873)	(335)	(710)	(649)

Financing Activities
Distributions to non-controlling interest		(148)	(281)	(490)	(615)
Capital provided to non-controlling interest		(111)	—	(287)	(1,206)
Proceeds from non-recourse borrowings	10	429	3,761	2,448	6,962
Repayment of non-recourse borrowings	10	(515)	(3,769)	(2,279)	(5,358)
Loans and repayments from Brookfield Infrastructure	15	89	32	237	68
Loans and repayments to Brookfield Infrastructure	15	(78)	(94)	(347)	(726)
Other financing activities		(21)	—	(37)	18
Cash used by financing activities		(355)	(351)	(755)	(857)

Cash and cash equivalents
Change during the period		(839)	(222)	(355)	(253)
Impact of foreign exchange on cash		2	1	61	(41)
Balance, beginning of period		1,217	466	674	539
Balance, end of period		$380	$245	$380	$245

The accompanying notes are an integral part of the financial statements.
Q3 2025 Interim Report 7

NOTES TO THE UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024 AND
FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024
1. ORGANIZATION AND DESCRIPTION OF OUR COMPANY
a)Brookfield Infrastructure Corporation
Brookfield Infrastructure Corporation (our “company”) and its subsidiaries, own regulated utility investments in Brazil and the United Kingdom as well as a global intermodal logistics operation (the “businesses”). Our company was formed as a corporation established under the Business Corporation Act (British Columbia) (the “BCBCA”) on October 3, 2024 and is a subsidiary of Brookfield Infrastructure Partners L.P. (the “partnership”), which we also refer to as the parent company and Brookfield Infrastructure. The partnership, our company, Brookfield Infrastructure Holdings Corporation (“BIHC”; formerly Brookfield Infrastructure Corporation) and our respective subsidiaries, are referred to collectively as our group. Brookfield Corporation (“BN”) is our company’s ultimate parent. The class A exchangeable subordinate voting shares of our company (“exchangeable shares”) are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BIPC”. The registered head office of our company is 250 Vesey Street, New York, NY, United States. The exchangeable shares of our company are structured with the intention of being economically equivalent to the units of the partnership. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the partnership’s units and the combined business performance of our company and Brookfield Infrastructure as a whole.
b)The Arrangement
On December 24, 2024, the partnership, BIHC and our company completed a reorganization through a court approved plan of arrangement under the BCBCA (the “Arrangement”) pursuant to which (i) holders of the exchangeable shares of BIHC, other than BN and any subsidiary of BN, excluding our group and, unless the context requires otherwise, including Brookfield Asset Management Ltd. (collectively, “Brookfield”), received exchangeable shares of our company in exchange for their BIHC exchangeable shares on a one-for-one basis; (ii) Brookfield transferred their exchangeable shares of BIHC to our company in exchange for class A.2 exchangeable non-voting shares in the capital of BIHC (the “class A.2 exchangeable shares”) on a one-for-one basis; (iii) the exchangeable shares of BIHC were delisted; and (iv) the exchangeable shares of our company were listed on the NYSE and TSX.
Class A.2 exchangeable shares are exchangeable for exchangeable shares on a one-for-one basis, subject to a restriction that limits the exchange by Brookfield and its subsidiaries of class A.2 exchangeable shares such that exchanges by Brookfield and its subsidiaries may not result in Brookfield and its subsidiaries owning 9.5% of more of the aggregate fair market value of all issued and outstanding shares of our company.
Holders of exchangeable shares hold an aggregate 25.0% voting interest in our company. A subsidiary of the partnership holds all of the issued and outstanding class B multiple voting shares, or class B shares, of our company, which represents a 75.0% voting interest in our company. The class B shares entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares.
The following describes the agreements resulting from the Arrangement:
i)Exchangeable shares
At any time, holders of exchangeable shares have the right to exchange all or a portion of their exchangeable shares for one unit of the partnership per exchangeable share held or its cash equivalent based on the NYSE closing price of one unit on the date that the request for exchange is received. Due to their exchangeable features, the exchangeable shares are classified as liabilities.
Our board has the right upon sixty (60) days’ prior written notice to holders of exchangeable shares to redeem all of the then outstanding exchangeable shares at any time and for any reason, in its sole discretion and subject to applicable law, including without limitation following the occurrence of certain redemption events.
ii)Class B shares
At any time, holders of class B shares have the right to redeem for cash in an amount equal to the market price of a unit. Due to this cash redemption feature, class B shares are classified as financial liabilities. However, class B shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32, Financial Instruments: Presentation (“IAS 32”).
8 Brookfield Infrastructure Corporation

iii)Credit facilities
In connection with the Arrangement, our company, as borrower, entered into a credit agreement with Brookfield Infrastructure, as lender, pursuant to which Brookfield Infrastructure established a revolving credit facility in the aggregate principal amount of $150 million in favor of our company. The credit agreement has a ten-year term, subject to automatic one-year extensions occurring annually unless terminated by the lender.
Further details of the credit agreements with Brookfield Infrastructure are described in Note 15, Related Party Transactions.
iv)Other arrangements with Brookfield
Subsidiaries of BN provide management services to our company pursuant to the partnership’s existing Master Services Agreement. There will be no change in how the base management fee and incentive distribution fees are calculated, though our company is responsible for paying, or reimbursing the partnership for, our proportionate share of the total base management fee.
Further details of the Master Services Agreement are described in Note 15, Related Party Transactions.
2. MATERIAL ACCOUNTING POLICY INFORMATION
a)Statement of Compliance
These interim condensed and consolidated financial statements (“interim financial statements”) of our company and its subsidiaries have been prepared in accordance with IAS 34, Interim Financial Reporting, (“IAS 34”) under the IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS” and “IFRS Accounting Standards”) and using the accounting policies our company applied in its consolidated financial statements as of and for the year-ended December 31, 2024 (“consolidated financial statements”). The accounting policies that our company applied in its consolidated financial statements are disclosed in Note 3 of such financial statements, of which reference should be made in reading these interim financial statements.
These interim financial statements were authorized for issuance by the Board of Directors of our company on November 13, 2025.
b)Significant Accounting Judgments and Key Sources of Estimation Uncertainty
In preparing our interim financial statements, we make judgments in applying our accounting policies. The areas of judgment are consistent with those reported in our consolidated financial statements. As disclosed in our consolidated financial statements, our company uses significant assumptions and estimates to determine the fair value of our property, plant and equipment and the value-in-use or fair value less costs of disposal of the cash-generating units or groups of cash generating units to which goodwill or an intangible asset has been allocated. In addition, the impairment assessment of investments in associates requires estimation of the recoverable amount of the investment.
3. DISPOSITION OF BUSINESSES
Dispositions Completed in 2025
a)Disposition of a subsidiary of our Global Intermodal Logistics Operation
During the first quarter of 2025, our global intermodal logistics operation sold a 33% interest in a stabilized container subsidiary for net proceeds of approximately $120 million (global intermodal logistics operation consortium of approximately $440 million). Our company recognized a gain on sale of approximately $50 million (global intermodal logistics operation consortium of approximately $190 million) in other income (expense) on the Consolidated Statement of Operating Results. Our global intermodal logistics operation recognized its retained interest in the subsidiary as an investment in associate.
In the third quarter of 2025, our global intermodal logistics operation sold an additional 33% interest in the stabilized container portfolio. Refer to Note 8, Investments in Associates and Joint Ventures, for more details.
Q3 2025 Interim Report 9

4. ACQUISITION OF BUSINESSES
Acquisitions Completed in 2025
a)U.K. fiber business
On August 5, 2025, our U.K regulated distribution operation acquired FiberNest Limited (“FiberNest”) for total consideration of $98 million. FiberNest provides fiber-to-the-home connectivity services and operates a network of active connections across the United Kingdom. Acquisition costs of $2 million were recorded as other (expense) income within the Consolidated Statement of Operating Results for the period ending September 30, 2025.
Consideration Transferred:

US$ MILLIONS
Cash	$98
Total consideration	$98
Fair value of assets and liabilities acquired (provisional)(1):

US$ MILLIONS
Property, plant and equipment	87
Goodwill	23
Accounts payable and other	(2)
Deferred income tax liabilities	(10)
Net assets acquired	$98
1.The fair values of certain acquired assets and liabilities for these operations have been determined on a provisional basis given the proximity of the acquisitions to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily in order to assess the fair values of property, plant and equipment, deferred income taxes and the resulting impact to goodwill as at the date of acquisition.
5. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analyses, using observable market inputs.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, our company looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. The fair value of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads.
Classification of Financial Instruments
Financial instruments classified as fair value through profit or loss are carried at fair value on the Consolidated Statement of Financial Position. Changes in the fair values of financial instruments classified as fair value through profit or loss are recognized in profit or loss. Mark-to-market adjustments for those in an effective hedging relationship and changes in the fair value of securities designated as fair value through other comprehensive income are recognized in other comprehensive income.

10 Brookfield Infrastructure Corporation

Carrying Value and Fair Value of Financial Instruments
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at September 30, 2025:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$380	$380
Accounts receivable and other (current and non-current)	—	2,741	2,741
Financial assets (current and non-current)(1)	81	39	120
Due from Brookfield Infrastructure	—	1,427	1,427
Total	$81	$4,587	$4,668

Financial liabilities
Accounts payable and other (current and non-current)	$—	$827	$827
Non-recourse borrowings (current and non-current)	—	13,386	13,386
Shares classified as financial liability(2)	—	4,803	4,803
Financial liabilities (current and non-current)(1)	39	—	39
Loans payable to Brookfield Infrastructure	—	100	100
Total	$39	$19,116	$19,155
1.Derivative instruments which are elected for hedge accounting totaling $81 million are included in financial assets and $39 million are included in financial liabilities.
2.Class B shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 1(b)(ii), Organization and Description of our Company, the class B shares meet certain qualifying criteria and are presented as equity. See Note 14, Equity.
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2024:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$674	$674
Accounts receivable and other (current and non-current)	—	2,268	2,268
Financial assets (current and non-current)(1)	232	—	232
Due from Brookfield Infrastructure	—	1,278	1,278
Total	$232	$4,220	$4,452

Financial liabilities
Accounts payable and other (current and non-current)	$—	$722	$722
Non-recourse borrowings (current and non-current)	—	12,178	12,178
Shares classified as financial liability(2)	—	4,644	4,644
Financial liabilities (current and non-current)(1)	33	—	33
Loans payable to Brookfield Infrastructure	—	102	102
Total	$33	$17,646	$17,679
1.Derivative instruments which are elected for hedge accounting totaling $232 million are included in financial assets and $33 million are included in financial liabilities.
2.Class B shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 1(b)(ii), Organization and Description of our Company, the class B shares meet certain qualifying criteria and are presented as equity. See Note 14, Equity.
Q3 2025 Interim Report 11

The following table provides the carrying values and fair values of financial instruments as at September 30, 2025, and December 31, 2024:

	September 30, 2025		December 31, 2024
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$380	$380	$674	$674
Accounts receivable and other (current and non-current)	2,741	2,741	2,268	2,268
Financial assets (current and non-current)	120	120	232	232
Due from Brookfield Infrastructure	1,427	1,427	1,278	1,278
Total	$4,668	$4,668	$4,452	$4,452

Financial liabilities
Accounts payable and other (current and non-current)	$827	$827	$722	$722
Non-recourse borrowings (current and non-current)(1)	13,386	13,107	12,178	11,919
Shares classified as financial liability(2)	4,803	4,803	4,644	4,644
Financial liabilities (current and non-current)	39	39	33	33
Loans payable to Brookfield Infrastructure	100	100	102	102
Total	$19,155	$18,876	$17,679	$17,420
1.Non-recourse borrowings are classified under level 2 of the fair value hierarchy with the exception of certain borrowings at our global intermodal logistics operation, which are classified under level 1. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.
2.Class B shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 1(b)(ii), Organization and Description of our Company, the class B shares meet certain qualifying criteria and are presented as equity.
Hedging Activities
Our company uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest and currency risks. For certain derivatives which are used to manage exposures, our company determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation with a functional currency other than the U.S. dollar. To qualify for hedge accounting, the derivative must be designated as a hedge of a specific exposure and the hedging relationship must meet all of the hedge effectiveness requirements in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the hedging relationship does not meet all of the hedge effectiveness requirements, hedge accounting is discontinued prospectively.
Cash Flow Hedges
Our company uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecasted issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the three and nine-month periods ended September 30, 2025, pre-tax net unrealized losses of $2 million and $29 million, respectively (2024: losses of $44 million and $28 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As of September 30, 2025, there was a net derivative asset balance of $42 million relating to derivative contracts designated as cash flow hedges (December 31, 2024: asset balance of $199 million).
12 Brookfield Infrastructure Corporation

Fair Value Hierarchical Levels—Financial Instruments
Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:

Level 1	—	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2	—	Inputs other than quoted prices included in Level 1 are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain derivative contracts and other financial assets carried at fair value in an inactive market.

Level 3	—	Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate. Fair valued assets and liabilities that are included in this category are interest rate swap contracts, derivative contracts, certain equity securities carried at fair value which are not traded in an active market and the non-controlling interest’s share of net assets of limited life funds.
The fair value of our company’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for our company’s financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	September 30, 2025	December 31, 2024
Interest rate swaps & other	Level 2(1)
Financial assets		$81	$232
Financial liabilities		39	33
1.Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange and interest rates (from observable forward exchange and interest rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects our credit risk and the credit risk of various counterparties.
During the nine-month period ended September 30, 2025, no transfers were made between level 1 and 2 or level 2 and 3.
Q3 2025 Interim Report 13

6. PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Gross carrying amount	Accumulated depreciation	Accumulated fair value adjustments	Total
Balance at January 1, 2024	$13,438	$(990)	$1,703	$14,151
Additions, net of disposals	1,035	23	—	1,058
Non-cash additions	(224)	(6)	—	(230)
Depreciation expense	—	(650)	—	(650)
Assets reclassified as held for sale	(1,866)	91	—	(1,775)
Fair value adjustments	—	—	119	119
Net foreign currency exchange differences	(86)	17	(32)	(101)
Balance at December 31, 2024	$12,297	$(1,515)	$1,790	$12,572
Additions, net of disposals(1)	1,213	9	—	1,222
Acquisitions through business combinations(2)	87	—	—	87
Non-cash additions	70	23	—	93
Depreciation expense	—	(418)	—	(418)
Net foreign currency exchange differences	376	(75)	133	434
Balance at September 30, 2025	$14,043	$(1,976)	$1,923	$13,990
1.On July 1, 2025, our global intermodal logistics operation acquired the container portfolio of Global Container International LLC (“GCI”), a container fleet operator of approximately half a million twenty-foot equivalent units, for approximately $1.1 billion which was principally comprised of approximately $0.8 billion of property, plant and equipment. The transaction did not meet IFRS 3 Business Combination criteria and was treated as an asset purchase.
2.Refer to Note 4, Acquisition of Businesses, for further details.
Our company’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2024. Our company determined fair value under the income method or on a depreciated replacement cost basis. Assets under development were revalued where fair value could be reliably measured.
7. INTANGIBLE ASSETS

	As of
US$ MILLIONS	September 30, 2025	December 31, 2024
Cost	$4,304	$3,762
Accumulated amortization	(1,103)	(870)
Total	$3,201	$2,892
Intangible assets are allocated to the following cash generating units:

	As of
US$ MILLIONS	September 30, 2025	December 31, 2024
Brazilian regulated gas transmission operation	$2,614	$2,299
Global intermodal logistics operation	575	576
U.K. regulated distribution operation	12	17
Total	$3,201	$2,892
The following table presents the change in the cost balance of intangible assets:

US$ MILLIONS	For the nine-month period ended September 30, 2025	For the 12 month period ended December 31, 2024
Cost at beginning of the period	$3,762	$4,657
Additions, net of disposals	29	30
Non-cash additions	—	35
Asset reclassified as held for sale	—	(110)
Foreign currency translation	513	(850)
Ending Balance	$4,304	$3,762
14 Brookfield Infrastructure Corporation

The following table presents the accumulated amortization for our company’s intangible assets:

US$ MILLIONS	For the nine-month period ended September 30, 2025	For the 12 month period ended December 31, 2024
Accumulated amortization at beginning of the period	$(870)	$(958)
Amortization	(97)	(125)
Asset reclassified as held for sale	—	5
Foreign currency translation	(136)	208
Ending Balance	$(1,103)	$(870)
8. INVESTMENTS IN ASSOCIATES
The following table represents the change in balance of investments in associates:

US$ MILLIONS	For the nine-month period ended September 30, 2025
Balance at the beginning of the period	$—
Acquisitions	605
Share of earnings for the period	22
Disposition of interest	(314)
Ending Balance	$313
On March 26, 2025, our global intermodal logistics operation sold a 33% partial interest in a stabilized container subsidiary for net proceeds of approximately $120 million to our company (see Note 3 - Disposition of Businesses, for further details) and retained a 67% interest as an investment in associate.
On September 29, 2025, our global intermodal logistics operation sold an additional 33% partial interest in the stabilized container portfolio for net proceeds of approximately $425 million ($115 million to our company). On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $115 million ($30 million to our company) in other income (expense) on the Consolidated Statements of Operating Results.
The following tables summarize the aggregate balances of investments in associates on a 100% basis:

As of
US$ MILLIONS	September 30, 2025
Financial position:
Total assets	$2,073
Total liabilities	(1,137)
Net assets	$936

	For the three-month period ended September 30	For the nine-month period ended September 30
US$ MILLIONS	2025	2025
Financial performance
Total revenue	$74	$149
Total net income for the period	20	39
Share of earnings for the period	$12	$22
Q3 2025 Interim Report 15

9. GOODWILL
The following table presents the carrying amount for our company’s goodwill:

	As of
US$ MILLIONS	September 30, 2025	December 31, 2024
Balance at beginning of the period	$1,609	$1,726
Acquisitions through business combinations(1)	23	—
Foreign currency translation and other	72	(117)
Ending Balance	$1,704	$1,609
1.Refer to Note 4, Acquisition of Businesses, for further details.
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of cash generating units or a group of cash generating units, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. During the nine-month period ended September 30, 2025, the recoverable amount exceeded the carrying amount of each cash generating unit.
10. BORROWINGS
Non-Recourse Borrowings

	As of
US$ MILLIONS	September 30, 2025	December 31, 2024
Current	$1,090	$667
Non-current	12,296	11,511
Total	$13,386	$12,178
Non-recourse borrowings increased as compared to December 31, 2024, as a result of incremental net borrowings of $0.5 billion and the impact of foreign exchange of $0.7 billion primarily driven by the appreciation of the Brazilian real and British pound relative to the U.S. dollar.
16 Brookfield Infrastructure Corporation

11. FINANCIAL LIABILITIES

	As of
US$ MILLIONS	September 30, 2025	December 31, 2024
Current:
Interest rate swaps	$31	$32
Total current financial liabilities	$31	$32

Non-current:
Interest rate swaps	$8	$1
Total non-current financial liabilities	$8	$1
Shares classified as financial liability
The BIHC exchangeable and BIHC class B shares were classified as liabilities due to their exchangeable and cash redemption features. Upon issuance, these shares were recognized at their fair value. Subsequent to initial recognition, these shares were recognized at amortized cost and remeasured to reflect changes in the contractual cash flow associated with the shares. These contractual cash flows were based on the price of one unit of the partnership.
On December 24, 2024, our company completed the Arrangement. As a result, (i) holders of the BIHC exchangeable shares, other than Brookfield, received our company’s exchangeable shares in exchange for their BIHC exchangeable shares on a one-for-one basis; (ii) Brookfield transferred their exchangeable shares of BIHC to our company in exchange for class A.2 exchangeable shares on a one-for-one basis. The exchangeable shares, class A.2 exchangeable shares and class C shares, upon consolidation into our company, are classified as liabilities due to their exchangeable and cash redemption features. Upon issuance, these shares were recognized at their fair value. Subsequent to initial recognition, these shares were recognized at amortized cost and remeasured to reflect changes in the contractual cash flow associated with the shares. These contractual cash flows were based on the price of one unit of the partnership.
In August 2021, the partnership acquired a controlling interest in Inter Pipeline Ltd. (“IPL”) for consideration comprised of cash, exchangeable shares and class B exchangeable limited partnership units (“BIPC Exchangeable LP Units”) of Brookfield Infrastructure Corporation Exchange Limited Partnership (“BIPC Exchange LP”). BIPC Exchange LP is a subsidiary of the partnership and holders of BIPC Exchangeable LP Units have the right to require the partnership to purchase BIPC Exchangeable LP Units and deliver one exchangeable share for each BIPC Exchangeable LP Unit purchased. During the nine-month period ended September 30, 2025, our company issued 70,891 exchangeable shares in connection with exchange requests from BIPC Exchange LP unitholders. Upon issuance, the exchangeable shares were recognized at their fair value.
During the nine-month period ended September 30, 2025, our shareholders exchanged 42,585 exchangeable shares for an equal number of partnership units. As at September 30, 2025, the exchangeable and class B shares were remeasured to reflect the NYSE closing price of one unit, $32.89 per share. Remeasurement gains or losses associated with these shares are recorded in the Consolidated Statements of Operating Results. Our company declared and paid dividends of $57 million and $171 million on its exchangeable shares outstanding during the three and nine-month periods ended September 30, 2025, respectively (2024: $54 million and $160 million). Dividends paid on exchangeable shares are presented as interest expense in the Consolidated Statements of Operating Results.

Q3 2025 Interim Report 17

The following table provides a continuity schedule of outstanding exchangeable shares, class A.2 shares, class B shares, and class C shares along with our corresponding liability and remeasurement gains and losses. Exchangeable shares prior to the Arrangement refer to the exchangeable shares of BIHC, whereas exchangeable shares post the Arrangement refer to the exchangeable shares of our company:

	Exchangeable shares outstanding (Shares)	Class A.2 shares outstanding (Shares)	BIHC Class B shares outstanding (Shares)	Class C shares outstanding (Shares)(1)	Shares classified as financial liability (US$ Millions)
Balance at January 1, 2024	131,872,066	—	2	—	$4,153
Share issuance - BIPC exchangeable LP unit exchanges	199,066	—	—	—	6
Shares exchanged to units	(19,223)	—	—	—	—
Arrangement/reorganization(2)	(13,012,789)	13,012,789	1	11,117,660	8
Remeasurement of liability	—	—	—	—	477
Balance at December 31, 2024	119,039,120	13,012,789	3	11,117,660	$4,644
Share issuance - BIPC exchangeable LP unit exchanges	70,891	—	—	—	3
Shares exchanged to units	(42,585)	—	—	—	(1)
Remeasurement of liability	—	—	—	—	157
Balance at September 30, 2025	119,067,426	13,012,789	3	11,117,660	$4,803
1.Prior to the Arrangement, class C shares were classified as financial liabilities due to their cash redemption feature, but met certain qualifying criteria and were presented as equity. See Note 14, Equity. Following the Arrangement and upon consolidation of BIHC into our company, the class C shares are presented as financial liabilities.
2.The class C shares were remeasured to reflect the NYSE closing price of one unit, $32.00 per share, as of the Arrangement. Following the Arrangement, a $348 million return of capital was issued to the class C shareholders.
Similar to exchangeable shares, class B shares are classified as liabilities due to their cash redemption feature. However, class B shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 14, Equity, for further details related to class B shares.
18 Brookfield Infrastructure Corporation

12. REVENUE
a)Revenues by service line
Substantially all of these revenues are recognized over time as services are rendered. The following table disaggregates revenues by service line:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2025	2024	2025	2024
Gas Transmission	$368	$325	$1,064	$1,014
Leasing	339	399	1,036	1,169
Distribution	150	132	428	371
Connections	55	47	156	139
Other	5	9	28	29
Total	$917	$912	$2,712	$2,722
During the three and nine-month periods ended September 30, 2025, revenues benefited from inflationary tariff increases and capital commissioned into rate base. Leasing revenues were impacted by our global intermodal logistics operation’s partial sales of its interest in a stabilized container portfolio.
b)Revenues from external customers
The following table disaggregates revenues by geographical region:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2025	2024	2025	2024
Brazil	$369	$326	$1,066	$1,016
United Kingdom	210	189	608	542
Switzerland	74	82	225	233
Singapore	69	80	221	224
France	57	79	195	229
Denmark	45	47	119	134
China	30	28	83	92
Hong Kong	14	27	50	65
United States	9	7	31	31
Germany	15	11	30	35
Other	25	36	84	121
Total(1)	$917	$912	$2,712	$2,722
1.Our company generates the majority of its leasing revenues from international containers which are deployed by customers in a wide variety of global trade routes. Leasing revenue contracts are denominated in U.S. dollars and are disaggregated by geographical region where our customers are domiciled.
Our company’s customer base is comprised predominantly of investment grade companies, with only one customer that makes up greater than 10% of our company’s consolidated revenues. For the three and nine-month periods ended September 30, 2025, revenue generated from this customer was $327 million and $943 million, respectively (2024: $303 million and $963 million). Our company has completed a review of the credit risk of key counterparties. Based on their liquidity position, business performance, and aging of our accounts receivable, we do not have any significant changes in expected credit losses at this time.
Q3 2025 Interim Report 19

13. DIRECT OPERATING COSTS
Direct operating costs are costs incurred to earn revenue and include all attributable expenses. The following table lists direct operating costs for the three and nine-month periods ended September 30, 2025, and 2024.

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2025	2024	2025	2024
Depreciation and amortization	$167	$194	$515	$580
Transportation and distribution	72	59	206	160
Compensation	48	39	128	112
Operations and maintenance	37	32	107	111
Cost of inventory	—	1	—	3
Other	12	14	38	41
Total	$336	$339	$994	$1,007
14. EQUITY
Our company’s equity is comprised of the following shares:

	Class B Shares (Shares)	Class C Shares (Shares)	Share capital (US$ Millions)
Balance at January 1, 2024	—	11,117,660	$392
Arrangement/reorganization	31,909	(11,117,660)	(391)
Balance at December 31, 2024, and September 30, 2025	31,909	—	$1
Our company’s share capital is comprised of exchangeable shares and class B shares. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B shares, the exchangeable shares and the class B shares are classified as financial liabilities. However, class B shares, the most subordinated of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32.
Prior to the Arrangement, although class C shares were classified as financial liabilities due to their cash redemption feature, the class C shares met certain qualifying criteria under IAS 32 and were presented as equity. Following the Arrangement and upon consolidation of BIHC into our company, the class C shares are presented as financial liabilities. As a result, the $392 million of share capital was removed.
As part of the Arrangement, our company issued 31,909 class B shares to Brookfield Infrastructure in exchange for $1 million.
15. RELATED PARTY TRANSACTIONS
In the normal course of operations, our company entered into the transactions below with related parties. The ultimate parent of our company is Brookfield. Other related parties of our company represent Brookfield’s subsidiary and operating entities.
Since inception, the partnership has had a management agreement, the Master Services Agreement, with the Service Providers which are subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, we, together with Brookfield Infrastructure, pay a base management fee to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the combined market value of our group. Our company pays for, or reimburses the partnership for, our proportionate share of the management fee. For purposes of calculating the base management fee, the market value of our group is equal to the aggregate value of all the outstanding units (assuming full conversion of BN’s limited partnership interests in Holding LP into units), preferred units and securities of the other Service Recipients (including the Exchangeable units and exchangeable shares, calculated on a fully-diluted basis assuming full conversion of any class A.2 exchangeable shares into exchangeable shares) that are not held by Brookfield Infrastructure, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. The amount attributable to our company is based on the weighted average number of exchangeable shares and class A.2 exchangeable shares outstanding relative to units.
The base management fee attributable to our company was $18 million and $52 million, respectively, for the three and nine-month periods ended September 30, 2025 (2024: $19 million and $50 million) and has been recorded as part of general and administrative expenses in the interim financial statements.
20 Brookfield Infrastructure Corporation

Our company’s affiliates provide connection services in the normal course of operations on market terms to affiliates and associates of Brookfield Property Partners L.P. For the three and nine-month periods ended September 30, 2025, revenues of less than $1 million were generated (2024: $1 million) and $nil expenses were incurred (2024: $nil).
A subsidiary of BIHC is party to two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility for purposes of providing BIHC and Brookfield Infrastructure with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. Such credit agreements terminate on March 31, 2030. We intend to use the liquidity provided by the foregoing credit facilities for working capital purposes and to fund growth capital investments and acquisitions. The determination of which of these sources of funding we will access in any particular situation will be a matter of optimizing needs and opportunities at that time.
In addition, each such credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at market interest rate. As at September 30, 2025, $nil (December 31, 2024: $nil) was drawn on the credit facilities under the credit agreements with Brookfield Infrastructure.
On December 24, 2024, the partnership, BIHC and our company completed the Arrangement pursuant to which (i) holders of the exchangeable shares of BIHC, other than Brookfield, received exchangeable shares of our company in exchange for their BIHC exchangeable shares on a one-for-one basis; (ii) Brookfield transferred their exchangeable shares of BIHC to our company in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the exchangeable shares of BIHC were delisted; and (iv) the exchangeable shares of our company were listed on the NYSE and TSX.
In connection with the Arrangement, our company entered into two deposit agreements with Canada Holdco, one as depositor/lender and one as depositee/borrower. Each deposit agreement contemplates potential deposit arrangements pursuant to which the parties thereunder would mutually agree to deposit funds thereunder from time to time on a demand basis at a specified rate of interest. Additionally, our company, as borrower, entered into a credit agreement with Canada Holdco, as lender, pursuant to which Canada Holdco established a revolving credit facility in the aggregate principal amount of $150 million in favor of our company. The credit agreement has a ten-year term, subject to automatic one-year extensions occurring annually unless terminated by the lender.
The credit facilities are available in U.S. or Canadian dollars, and advances will be made by way of SOFR, base rate, CORRA, or prime rate loans. Each of the credit facilities bears interest at the benchmark rate plus an applicable spread, in each case subject to adjustment from time to time as the parties may agree.
Brookfield Infrastructure provided BIHC an equity commitment in the amount of $1 billion. The equity commitment may be called by BIHC in exchange for the issuance of a number of class C shares or preferred shares, as the case may be, to Brookfield Infrastructure, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the fair market value of a class C share, and (ii) in the case of a subscription for preferred shares, $25.00. The equity commitment will be reduced permanently by the amount so-called. As at September 30, 2025, $nil (December 31, 2024: $nil) was called on the equity commitment.
BIPC Holdings Inc., a wholly owned subsidiary of BIHC, fully and unconditionally guaranteed (i) any unsecured debt securities issued by Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd., which we refer to collectively as the “Co-Issuers”, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture dated October 10, 2012 among the Co-Issuers and Computershare Trust Company of Canada under which such securities are issued, (ii) certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (iii) the obligations of Brookfield Infrastructure under its bilateral credit facilities. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. In addition, BIPC Holdings Inc. guaranteed (i) subordinated debt securities issued by Brookfield Infrastructure Finance ULC or BIP Bermuda Holdings I Limited on a subordinated basis, as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, and (ii) the obligations of Brookfield Infrastructure Holdings (Canada) Inc. under its commercial paper program.
On March 28, 2023, our company entered into a loan agreement (as lender) with Brookfield Infrastructure for $250 million. On May 24, 2024, the loan was partially settled as part of a non-cash transaction for $200 million and had a balance outstanding of $56 million as of September 30, 2025, (December 31, 2024: $57 million). The loan is presented as amounts due from Brookfield Infrastructure on the Consolidated Statements of Financial Position. The loan was extended to a maturity date of May 24, 2029, and accrues interest at SOFR plus 210 basis points per annum until May 24, 2026, and thereafter accrues interest at SOFR plus 475 basis points per annum until the maturity date. Interest accrued during the three and nine-month periods ended September 30, 2025 was $1 million and $3 million (2024: $1 million and $9 million), respectively.
Q3 2025 Interim Report 21

On May 24, 2024, our company entered into an additional loan agreement (as lender) with Brookfield Infrastructure as part of a non-cash transaction for $24 million. The loan agreement was subsequently amended on December 27, 2024, to extend an additional $17 million to Brookfield Infrastructure. As of September 30, 2025, the balance outstanding on this loan was $43 million (December 31, 2024: $43 million). The loan is presented as amounts due from Brookfield Infrastructure on the Consolidated Statements of Financial Position and accrues interest at SOFR plus 210 basis points per annum until May 24, 2026, and thereafter accrues interest at SOFR plus 475 basis points per annum until May 24, 2029, the maturity date. Interest accrued during the three and nine-month periods ended September 30, 2025 was $1 million and $2 million (2024: less than $1 million) respectively.
As at September 30, 2025, the balance outstanding on our deposit with Brookfield Infrastructure was $1,326 million (December 31, 2024: $1,178 million). The deposit arrangement accrues interest at 0.2% per annum. During the three and nine-month periods ended September 30, 2025, interest accrued on the deposit with Brookfield Infrastructure was $1 million and $3 million (2024: $1 million and $2 million), respectively.
On May 24, 2024, our company entered into loan agreements with Brookfield Infrastructure as part of a non-cash transaction for total cumulative proceeds of $100 million. The loans are presented as loans payable to Brookfield Infrastructure on the Consolidated Statements of Financial Position and accrue interest at SOFR plus 210 basis points per annum until May 24, 2026, and thereafter accrue interest at SOFR plus 475 basis points per annum until May 24, 2029, the maturity date. Interest accrued during the three and nine-month periods ended September 30, 2025, was $2 million and $6 million (2024: $2 million and $3 million), respectively.
As at September 30, 2025, our company had accounts payable of $47 million (December 31, 2024: $30 million) to Brookfield and subsidiaries of Brookfield Infrastructure, and accounts receivable of $1 million (December 31, 2024: $19 million) from subsidiaries of Brookfield Infrastructure.
As at September 30, 2025, our company had approximately $215 million of net receivables from subsidiaries of Brookfield (December 31, 2024: nil).
Over the course of 2025, our global intermodal logistics operation sold a 66% interest in a stabilized container portfolio. The transaction price and terms were set by a third party who acquired a 33% interest in the portfolio. In the third quarter, an affiliate of Brookfield acquired the other 33%, matching the same price and terms set by the investor. Our company recognized a gain of approximately $115 million ($30 million to the partnership) on the sale completed in the third quarter.
16. SUPPLEMENTAL CASH FLOW INFORMATION

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2025	2024	2025	2024
Interest paid	$333	$351	$825	$751
Income taxes paid	$43	$35	$295	$316
Amounts paid and received for interest were reflected as operating cash flows in the Consolidated Statements of Cash Flows. Interest paid is net of debt related hedges and includes dividends paid on our exchangeable shares classified as liabilities.
Amounts paid for income taxes were reflected as either operating cash flows or investing cash flows in the Consolidated Statements of Cash Flows depending upon the nature of the underlying transaction.
Details of “Changes in non-cash working capital, net” on the Consolidated Statements of Cash flows are as follows:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2025	2024	2025	2024
Accounts receivable	$(25)	$5	$(47)	$53
Accounts payable and other	71	51	101	19
Changes in non-cash working capital, net	$46	$56	$54	$72

22 Brookfield Infrastructure Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS
AS OF SEPTEMBER 30, 2025, AND DECEMBER 31, 2024, AND
FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025, AND 2024
INTRODUCTION
The following Management’s Discussion and Analysis (“MD&A”) is the responsibility of management of Brookfield Infrastructure Corporation (our “company”). This MD&A is dated November 13, 2025 and has been approved by the Board of Directors of our company for issuance as of that date. The Board of Directors carries out its responsibility for review of this document principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this MD&A, pursuant to the authority delegated to it by the Board of Directors. The terms “we,” “us” and “our” refer to Brookfield Infrastructure Corporation, and our company’s direct and indirect operating entities as a group. This MD&A should be read in conjunction with our company’s most recently issued annual and interim financial statements. Additional information is available on our website at bip.brookfield.com/bipc, on SEDAR+’s website at www.sedarplus.com and on EDGAR’s website at www.sec.gov.
The class A exchangeable subordinate voting shares (each, an “exchangeable share”) of our company are structured with the intention of being economically equivalent to the non-voting limited partnership units (“units”) of Brookfield Infrastructure Partners L.P. (the “partnership”, the “parent company” or, collectively with its subsidiaries, but excluding our company, “Brookfield Infrastructure”) (NYSE: BIP; TSX: BIP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the exchangeable shares and the partnership’s units and each exchangeable share being exchangeable at the option of the holder for one unit of the partnership at any time. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the partnership’s units and the combined business performance of our company and Brookfield Infrastructure as a whole. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to thoroughly review the partnership’s periodic reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the United States Securities and Exchange Commission (the “SEC”). The partnership’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedarplus.com. Information about the partnership, including its SEC filings, is also available on its website at https://bip.brookfield.com. The information found on, or accessible through, https://bip.brookfield.com is not incorporated into and does not form a part of this MD&A.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Cautionary Statements Regarding Forward-Looking Statements”.
Basis of Presentation
Our Consolidated Financial Statements as of September 30, 2025 and December 31, 2024 and for the three and nine-month periods ended September 30, 2025 and 2024 (“interim financial statements”) are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Our interim financial statements include the accounts of our company and the entities over which it has control. Our company accounts for investments over which it exercises significant influence, but does not control, using the equity method. All dollar references, unless otherwise stated, are in millions of United States dollars (“USD”).
Overview of our Company
Our company is a Canadian corporation incorporated under, and governed by, the laws of British Columbia. We were established by the partnership to be an alternative investment vehicle for investors who prefer owning our infrastructure operations through a corporate structure. While our current operations consist of a U.K. regulated distribution operation, a Brazilian regulated gas transmission operation and a global intermodal logistics operation, shareholders have exposure to several other markets across the utilities, transport, midstream, and data operating segments of Brookfield Infrastructure by virtue of the exchange feature of our company’s exchangeable shares. While our company has the option to settle the exchange obligation with cash or units of the partnership, we intend to deliver units.

Q3 2025 Interim Report 23

Our business is comprised of a U.K. regulated distribution operation, a Brazilian regulated natural gas transmission operation and a global intermodal logistics operation. These businesses earn a return on a regulated or notionally stipulated asset base, which we refer to as rate base, or from revenues in accordance with long-term agreements. Our rate base increases with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Our diversified portfolio of assets allows us to mitigate exposure to any single regulatory regime. In addition, due to the franchise frameworks and economies of scale of our businesses, we often have significant competitive advantages in competing for projects to expand our rate base and earn incremental revenues. Accordingly, we expect our business to produce stable revenue and margins over time that should increase with investment of additional capital and inflation. Nearly all of our revenues are regulated or contractual.
Our company, our subsidiaries and Brookfield Infrastructure (collectively, our “group”), target a total return of 12% to 15% per annum on the infrastructure assets that it owns, measured over the long term. Our group intends to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions.
Dividend Policy
The partnership’s distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. The board of directors of the general partner of the partnership approved a 6% increase in the partnership’s quarterly distribution to $0.43 per unit (or $1.72 per unit annualized), starting with the distribution paid in March 2025. This increase reflects the forecasted contribution from the partnership’s recently commissioned capital projects as well as the expected cash yield on recent acquisitions. The partnership targets 5% to 9% annual distribution increase in light of growth it foresees in its operations.
Our board may declare dividends at its discretion. However, each of our exchangeable shares has been structured with the intention of providing an economic return equivalent to one unit of the partnership. It is expected that dividends on our exchangeable shares will be declared and paid at the same time and in the same amount as distributions are declared and paid on the units of the partnership. Accordingly, our board approved an equivalent quarterly dividend of $0.43 per exchangeable share (or $1.72 per exchangeable share annualized), starting with the dividend to be paid in March 2025.

24 Brookfield Infrastructure Corporation

RESULTS OF OPERATIONS
The following table summarizes the key financial results of our company for the three and nine-month periods ended September 30, 2025, and 2024:

US$ MILLIONS	For the three-month period ended September 30		For the nine-month period ended September 30
Summary Statements of Operating Results	2025	2024	2025	2024
Revenues	$917	$912	$2,712	$2,722
Direct operating costs	(336)	(339)	(994)	(1,007)
Interest expense	(312)	(269)	(852)	(767)
Remeasurement of financial liability associated with our exchangeable shares	86	(1,003)	(157)	(468)
Other income (expense)	100	(22)	355	(92)
Income tax expense	(96)	(85)	(293)	(283)
Net income (loss)	320	(808)	773	32
Net income (loss) attributable to the partnership	82	(977)	(6)	(458)
Three-month periods ended September 30, 2025, and 2024
For the three-month period ended September 30, 2025, our company reported net income of $320 million, of which $82 million was attributable to the partnership. This compares to net loss of $808 million for the three-month period ended September 30, 2024, of which $977 million was attributable to the partnership. Net income benefited from inflation-indexation at our Brazilian regulated gas transmission operation, capital commissioned into rate base at our U.K. regulated distribution operation and the gain recognized on the partial disposition of stabilized assets at our global intermodal logistic operation. Net income also benefited from remeasurement gains of $86 million recognized on our company’s exchangeable shares that are classified as liabilities under IFRS Accounting Standards, compared to remeasurement losses of $1,003 million for the three-month period ended September 30, 2024. These positive impacts were offset by an increase in interest expense due to higher interest rates on our variable rate non-recourse borrowings and an increase in dividends paid on our exchangeable shares.
Total revenues increased by $5 million compared to the same period during the prior year. Underlying gas transmission revenues in Brazil increased by $37 million due to inflation-indexation and distribution revenues in the U.K. increased due to higher volumes and inflation-indexation which contributed additional revenues of $14 million. These benefits were more than offset by the partial dispositions of stabilized assets at our global intermodal logistics operation, which decreased our revenues by $60 million, and the impact of foreign exchange which increased net income in U.S. dollars by $14 million compared to the prior year.
Direct operating costs for the three-month period ended September 30, 2025, were $336 million, a decrease of $3 million compared to the prior year. Direct costs increased due to inflation, organic growth, and incremental depreciation on capital expenditures made over the last year, which was more than offset by lower depreciation expense as a result of the partial dispositions of stabilized assets at our global intermodal logistics operation.
Interest expense for the three-month period ended September 30, 2025, was $312 million, an increase of $43 million compared to the same period in 2024. Interest expense increased primarily due to an increase in interest rates on our variable rate non-recourse borrowings at our Brazilian regulated gas transmission operation and an increase in dividends paid on our exchangeable shares, which are classified as interest expense. Dividends on our exchangeable shares increased due to a 6% increase in our company’s quarterly dividends compared to the prior year.
Remeasurement gains, which relate to the revaluation of our shares classified as financial liability, were $86 million for the three-month period ended September 30, 2025, compared to losses of $1,003 million in the prior year. The remeasurement gains reflect the decrease in the market price of partnership units based on the NYSE closing price.
Other income for the three-month period ended September 30, 2025, increased by $122 million compared to the same period during the prior year. Current period results benefited from the gain on sale recognized on the partial dispositions of stabilized assets at our global intermodal logistics operation and lower accretion expenses related to other long-term liabilities as a result of the partial sales completed this year.
Income tax expense for the three-month period ended September 30, 2025, increased by $11 million compared to the prior year as incremental income tax expense associated with higher earnings across our businesses was partially offset by the impact of foreign exchange.

Q3 2025 Interim Report 25

Nine-month periods ended September 30, 2025, and 2024
For the nine-month period ended September 30, 2025, our company reported net income of $773 million, of which a loss of $6 million was attributable to the partnership. This compares to net income of $32 million for the nine-month period ended September 30, 2024, of which a loss of $458 million was attributable to the partnership. Net income benefited from inflation-indexation at our Brazilian regulated gas transmission operation, capital commissioned into rate base at our U.K. regulated distribution operation, and gains recognized from the partial dispositions of stabilized assets at our global intermodal logistics operation. These benefits were partially offset by remeasurement losses of $157 million recognized on our company’s exchangeable shares that are classified as liabilities under IFRS Accounting Standards, compared to remeasurement losses of $468 million for the nine-month period ended September 30, 2024. Additionally, net income was impacted by an increase in interest expense from an increase in interest rates on our variable rate non-recourse borrowings and an increase in dividends paid on our exchangeable shares.
Total revenues decreased by $10 million compared to the same period during the prior year. Underlying gas transmission revenues in Brazil increased by $137 million due to inflation-indexation and distribution revenues in the U.K. increased due to higher volumes and inflation-indexation which contributed additional revenues of $49 million. These benefits were more than offset by the partial dispositions of stabilized assets at our global intermodal logistics operation, which decreased our revenues by $149 million, and the impact of foreign exchange which decreased our revenues in U.S. dollars by $47 million compared to the prior year.
Direct operating costs for the nine-month period ended September 30, 2025, were $994 million, a decrease of $13 million compared to the prior year. Direct costs increased due to inflation, organic growth, and incremental depreciation on capital expenditures made over the last year, which was more than offset by lower depreciation expense as a result of the partial dispositions of stabilized assets at our global intermodal logistics operation.
Interest expense for the nine-month period ended September 30, 2025, was $852 million, an increase of $85 million compared to the same period in 2024. Interest expense increased primarily due to an increase in interest rates on our variable rate non-recourse borrowings and an increase in dividends paid on our exchangeable shares, which are classified as interest expense. Dividends on our exchangeable shares increased due to a 6% increase in our company’s quarterly dividends compared to the prior year.
Remeasurement losses, which relate to the revaluation of our shares classified as financial liability, were $157 million for the nine-month period ended September 30, 2025, compared to losses of $468 million in the prior year. The remeasurement losses reflect the increase in the market price of partnership units based on the NYSE closing price.
Other income for the nine-month period ended September 30, 2025, increased by $447 million compared to the same period during the prior year. Current period results benefited from gains on sale recognized on the partial dispositions of stabilized assets at our global intermodal logistics operation and lower accretion expenses related to other long-term liabilities as a result of the partial sales completed this year.
Income tax expense for the nine-month period ended September 30, 2025, remained relatively consistent with the prior year as incremental income tax expense associated with higher earnings across our businesses was offset by the impact of foreign exchange.

Summary of Quarterly Financial Information

	2025			2024				2023
US$ MILLIONS	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$917	$866	$929	$944	$912	$908	$902	$917
Net income (loss)	320	(309)	762	40	(808)	643	197	(54)
Net income (loss) attributable to the partnership	82	(477)	389	(150)	(977)	491	28	(227)
Our businesses, given their regulated and contractual nature, provide stable, predictable revenues and margins. Quarterly variances in our company’s revenues are primarily due to inflation-indexation at our Brazilian regulated gas transmission business and the impact of foreign exchange. Quarterly variances in our company’s net income and net income attributable to the partnership are primarily due to revaluation gains and losses recognized on our company’s exchangeable shares that are classified as liabilities under IFRS Accounting Standards. During the three-month period ended September 30, 2025, revaluation gains totaled $86 million.

26 Brookfield Infrastructure Corporation

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table summarizes the statements of financial position of our company as at September 30, 2025, and December 31, 2024:

US$ MILLIONS	As of
Summary Statements of Financial Position Key Metrics	September 30, 2025	December 31, 2024
Cash and cash equivalents	$380	$674
Due from Brookfield Infrastructure	1,427	1,278
Property, plant and equipment	13,990	12,572
Intangible assets	3,201	2,892
Investment in associates	313	—
Total assets	23,994	23,587
Loans payable to Brookfield Infrastructure	100	102
Shares classified as financial liability	4,803	4,644
Non-recourse borrowings	13,386	12,178
Total liabilities	21,796	21,365
Equity in net assets attributable to the partnership	(1,200)	(1,253)
Total equity	2,198	2,222
Total assets were $24.0 billion as at September 30, 2025, compared to $23.6 billion at December 31, 2024. The increase in assets was principally driven by additions to property, plant and equipment of $1.0 billion principally due to the acquisition of a container portfolio at our global intermodal logistics operation and organic growth initiatives at our U.K regulated distribution operation, as well as benefits of foreign exchange, which increased total assets by $1.0 billion. These increases were partially offset by the partial dispositions of stabilized assets at our global intermodal logistics operation, which decreased total assets by $1.6 billion net of the 33% interest retained as an investment in associate.
Our accounting policy is to carry property, plant and equipment at fair value and intangible assets at amortized cost. Our last revaluation date for the measurement of property, plant and equipment, as well as the testing of intangible assets and goodwill for impairment, was performed as of December 31, 2024. Our valuation of property, plant and equipment is underpinned by regulated or long-term contracted cash flows. Our local revenues have been largely unaffected by the recent changes in the macroeconomic environment as we earn a regulated return on an asset base for making the infrastructure available to users with minimal volume and price risk. Given the stable cash flow generated by our business, we believe the long-term value of these assets has not changed significantly from our most recent valuation.
On December 24, 2024, our company completed the Arrangement. As a result, (i) holders of the BIHC exchangeable shares, other than Brookfield, received BIPC’s exchangeable shares in exchange for their BIHC exchangeable shares on a one-for-one basis; (ii) Brookfield transferred their exchangeable shares of BIHC to BIPC in exchange for class A.2 exchangeable shares on a one-for-one basis. The exchangeable shares, class A.2 exchangeable shares and class C shares, upon consolidation into BIPC, are classified as liabilities due to their exchangeable and cash redemption features. Upon issuance, these shares were recognized at their fair value. Subsequent to initial recognition, these shares were recognized at amortized cost and remeasured to reflect changes in the contractual cash flow associated with the shares. These contractual cash flows were based on the price of one unit of the partnership. As at September 30, 2025, the shares were remeasured to reflect the NYSE closing price of one unit, $32.89 per share.
Non-recourse borrowings increased by $1.2 billion to $13.4 billion as at September 30, 2025 as a result of incremental net borrowings of $0.5 billion and the impact of foreign exchange of $0.7 billion primarily driven by the appreciation of the Brazilian real and British pound relative to the U.S. dollar.
Total equity remained fairly consistent as at September 30, 2025, as income generated from operations and the gains generated from the partial dispositions of stabilized assets at our global intermodal logistics operation were offset by remeasurement losses associated with our shares classified as liabilities, and distributions paid to non-controlling interests during the year.

Q3 2025 Interim Report 27

Foreign Currency Translation

A discussion of the most significant currency exchange rates that impact our company is set forth below as at and for the periods indicated:

	Period End Rate			Average Rate
	As of			For the three-month period ended September 30			For the nine-month period ended September 30
	September 30, 2025	December 31, 2024	Change	2025	2024	Change	2025	2024	Change
Brazilian real	0.1880	0.1615	16%	0.1835	0.1803	2%	0.1770	0.1907	(7)%
British pound	1.3446	1.2516	7%	1.3484	1.3004	4%	1.3152	1.2771	3%
The following table disaggregates the impact of foreign currency translation on the equity of our company by the most significant non-U.S. currencies for the periods indicated:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2025	2024	2025	2024
Brazilian real	$(26)	$(25)	$(124)	$76
British pound	(43)	104	141	92
	$(69)	$79	$17	$168
Attributable to:
The partnership	$(43)	$76	$69	$98
Non-controlling interests	(26)	3	(52)	70
	$(69)	$79	$17	$168
The impact of foreign currency translation on our company’s equity, including those attributable to non-controlling interests, for the three and nine-month periods ended September 30, 2025, was a decrease of $69 million and an increase of $17 million, respectively (2024: increase of $79 million and $168 million).
Average currency exchange rates impact the U.S. dollar equivalents of revenues and net income from non-U.S. operations on a comparative basis. During the three and nine-month periods ended September 30, 2025, the average exchange rate of the Brazilian real depreciated relative to the U.S. dollar while the British pound appreciated relative to the U.S. dollar.
Summary Financial Information Related to the Partnership
As the market price of our exchangeable shares is expected to be significantly impacted by the market price of the units and the combined business performance of our group as a whole, we are providing the following summary financial information regarding the partnership. For further details please review the partnership’s periodic reporting referenced in the introductory section of this MD&A.

US$ MILLIONS	For the three-month period ended September 30		For the nine-month period ended September 30
IFRS measures	2025	2024	2025	2024
Revenue	$5,975	$5,270	$16,796	$15,595
Net income	750	234	1,528	1,232

US$ MILLIONS	As of
IFRS measures	September 30, 2025	December 31, 2024
Total assets	$124,299	$104,590
Total liabilities	89,831	74,737
Total partnership capital	34,468	29,853

28 Brookfield Infrastructure Corporation

LIQUIDITY AND CAPITAL RESOURCES
The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low-cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain our distributions to shareholders. Our principal sources of liquidity are cash flows from our operations, capital recycling, access to public and private capital markets, access to the partnership’s undrawn credit facility and equity commitment and group wide liquidity. We structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity. In certain instances, subsidiaries may be subject to limitations on their ability to declare and pay dividends to our company. However, no significant limitations existed as of September 30, 2025, and 2024.
As of September 30, 2025, we believe that our company’s liquidity is sufficient to meet its present requirements. Our company’s liquidity consisted of the following:

	As of
US$ MILLIONS	September 30, 2025	December 31, 2024
Cash	$105	$213
Credit facilities	597	664
Company liquidity	$702	$877
Our company assesses liquidity on a group-wide basis, consistent with the partnership, because shareholders have exposure to a broader base of infrastructure investments by virtue of the exchange feature of our company’s exchangeable shares. As at September 30, 2025, our group’s total liquidity was $5,540 million (December 31, 2024: $5,483 million).
We finance our assets principally at the operating company level with debt that generally has long-term maturity, few restrictive covenants and no recourse to either our company or our other operations.
On a consolidated basis as of September 30, 2025, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2025	2026	2027	2028	2029	Beyond	Total
Non-recourse borrowing	6	$993	$621	$929	$969	$1,127	$9,131	$13,770

As discussed in the notes to our interim financial statements, in connection with the Arrangement, our company as borrower, entered into a credit agreement with Brookfield Infrastructure, as lender, pursuant to which Brookfield Infrastructure established a revolving credit facility in the aggregate principal amount of $150 million in favor of our company. The credit agreement has a ten-year term, subject to automatic one-year extensions occurring annually unless terminated by the lender. Additionally, a subsidiary of BIHC is party to two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility for purposes of providing our company and Brookfield Infrastructure with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. We intend to use the liquidity provided by the foregoing credit facilities for working capital purposes and to fund growth capital investments and acquisitions. The determination of which of these sources of funding our company will access in any particular situation will be a matter of optimizing needs and opportunities at that time.

Q3 2025 Interim Report 29

FINANCIAL INSTRUMENTS
Foreign Currency Hedging Strategy
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies by our company. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations
•We utilize local currency debt financing to the extent possible
•We may utilize derivative contracts to the extent that natural hedges are insufficient
Most of the foreign exchange exposure of our group is hedged directly by the partnership and therefore, as of September 30, 2025, our company has $nil (December 31, 2024: $nil) corporate foreign exchange contracts in place to hedge against foreign currency risk.
The following table presents our exposure to foreign currencies as of September 30, 2025:

US$ MILLIONS	Equity Investment - US$
GBP	$2,055
BRL	(972)
EUR & Others	15
$1,098
For additional information, see Note 5, Fair Value of Financial Instruments in our Consolidated Financial Statements.
CAPITAL REINVESTMENT
From a treasury management perspective, our company manages its cash reserves with a view to minimizing foreign exchange and administrative costs, as well as enhancing our ability to secure asset level debt financing. While capital is primarily raised at the corporate level to fund the equity component of organic growth capital expenditures, actual funding of projects may be executed by injecting cash into subsidiaries or utilizing operating cash flow generated and retained by our company. Importantly, the physical movement of cash has no relevance on our company’s ability to fund capital expenditures or make distributions.
CAPITAL EXPENDITURES
Due to the capital-intensive nature of the asset base of our company, ongoing capital investment is required for additions and enhancements, life-cycle maintenance and repair of plant and equipment related to our operations. Our company reviews all capital expenditures and classifies them in one of the two following categories:
•Growth capital expenditures: capital outlays underpinned by incremental revenues that will enhance our company’s returns. These projects are eligible for inclusion in the rate base of our businesses; and
•Maintenance capital expenditures: required capital outlays to maintain the current operating state and reliability of the system while ensuring regulatory and safety requirements are upheld.
We manage separate review and approval processes for each of the two categories of capital expenditures. Growth capital expenditures are underwritten in isolation and must meet our company’s target after-tax equity return threshold of 12-15%. Projects that meet these return targets are presented to the Capital Expenditure Committee which comprises senior personnel of the general partner of the partnership. The committee reviews proposed project plans considering the target returns and funding plans, in addition to analyzing the various execution risks associated with these projects. Once a project receives approval from the Capital Expenditure Committee, it is generally added to the backlog.
Maintenance capital expenditures follow a different, though equally robust process, as failure to make necessary investment to maintain our operations could impair the ability of our company to serve our customer base or continue existing operations. Firstly, the operations teams involved with a particular business perform a detailed review of all planned and proposed maintenance capital expenditures during the annual budgeting process. These plans are reviewed in the context of the businesses’ maintenance capital approach that is agreed upon with the business at the time of acquisition and take into account drivers of performance that include public and worker health and safety, environmental and regulatory compliance, system reliability and integrity. Maintenance capital projects that receive approval at the asset level are then presented to our company’s corporate asset management teams that are responsible for overseeing our company’s operations, and have ample experience in managing the assets. Through an iterative process with the companies’ senior operating executives, the plan is refined through a comprehensive review including prioritization of non-discretionary projects and comparisons to industry benchmarks. Once agreed, maintenance capital expenditure plans are approved and form part of the annual and five-year business plans that are presented to the partnership’s senior executive team. Once approved, these maintenance plans are executed in the following year and performance relative to these plans is closely monitored by both the operations and asset management teams.

30 Brookfield Infrastructure Corporation

In addition to the various levels of internal reviews, our company will engage a reputable, globally recognized engineering services firm annually to perform an independent review of its overall approach to maintenance capital expenditures and detailed capital program. Each year the engineering services firm will review a portion of the portfolio, covering all assets on a rotating basis. For each asset under review in a given year, the engineering services firm will review the historical and forecasted spend against industry standards, regulatory requirements or other benchmarking data, and determine the reasonableness of the maintenance capex program based on the nature of the business and the age and condition of the assets. We have also engaged an accounting firm to review the findings of the report provided by the engineering services firm and to assess the control activities related to our process for compiling the annual sustaining maintenance capital expenditure ranges.
Our group has completed reviews at our U.K. regulated distribution operation, Brazilian regulated gas transmission operation and global intermodal logistics operation within the last five years. The results from the engagements conducted by the firms confirm that our stated ranges of annual sustaining maintenance capital expenditures are reasonable and in-line with industry standards for assets of a similar nature.
REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2025	2024	2025	2024
Cash from operating activities	$389	$464	$1,110	$1,253
Cash used by investing activities	(873)	(335)	(710)	(649)
Cash used by financing activities	(355)	(351)	(755)	(857)
Three-month period ended September 30, 2025, and 2024
Cash from operating activities
Cash from operating activities totaled $389 million during the three-month period ended September 30, 2025, compared to $464 million of cash from operating activities during the same period in the prior year. Current period operating cash flows benefited from inflation-indexation and capital commissioned into the rate base. These increases were more than offset by the impacts of the partial dispositions of stabilized assets at our global intermodal logistics operation, an increase in dividends paid on our exchangeable shares, which are presented as interest expense, and an increase in interest paid on non-recourse borrowings.
Cash used by investing activities
Cash used by investing activities was $873 million during the three-month period ended September 30, 2025, compared to cash used by investing activities of $335 million during the same period in the prior year. Current period investing activities includes acquisitions completed by our global intermodal logistics operation and U.K. regulated distribution operation and additional investments in long-lived assets at our U.K. regulated distribution business and our global intermodal logistics operation, as well as other investing activities for deposits with affiliates of Brookfield. These impacts were partially offset by proceeds received from the partial dispositions of stabilized assets at our global intermodal logistics operation.
Cash used by financing activities
Cash used by financing activities was $355 million during the three-month period ended September 30, 2025, compared to cash used by financing activities of $351 million during the same period in the prior year. Cash used by financing activities in the current year is primarily driven by net capital and distributions paid to non-controlling interests and net repayments of borrowings.
Q3 2025 Interim Report 31

SHARE CAPITAL
Our company’s equity interests include exchangeable shares held by the public shareholders and class B shares held by Brookfield Infrastructure. Dividends on each of our exchangeable shares are expected to be declared and paid at the same time and in the same amount per share as distributions on each unit of the partnership. Ownership of class B shares entitle holders to receive dividends as and when declared by our board.
As of September 30, 2025, our company’s share capital is comprised of exchangeable shares and class B shares. As part of the Arrangement, BN transferred their exchangeable shares of BIHC to BIPC in exchange for class A.2 exchangeable shares on a one-for-one basis, which are exchangeable for exchangeable shares (subject to a restriction that limits the exchange by Brookfield and its subsidiaries of class A.2 exchangeable shares such that exchanges by Brookfield and its subsidiaries may not result in Brookfield and its subsidiaries owning 9.5% of more of the aggregate fair market value of all issued and outstanding shares of our company) or units.

	As of
UNITS	September 30, 2025	December 31, 2024
Exchangeable shares and class A.2 exchangeable shares(1)	132,080,215	132,051,909
Class B shares	31,909	31,909
(1)Includes 119,067,426 exchangeable shares (2024: 119,039,120) and 13,012,789 class A.2 exchangeable shares (2024: 13,012,789).
In August 2021, Brookfield Infrastructure acquired a controlling interest in IPL for consideration comprised of cash, exchangeable shares and exchangeable limited partnership units (“BIPC Exchangeable LP Units”) of Brookfield Infrastructure Corporation Exchange Limited Partnership (“BIPC Exchange LP”). BIPC Exchange LP is a subsidiary of the partnership and holders of BIPC Exchangeable LP Units have the right to require the partnership to purchase BIPC Exchangeable LP Units and deliver one exchangeable share for each BIPC Exchangeable LP Unit purchased. During the nine-month period ended September 30, 2025, our company issued 70,891 exchangeable shares in connection with exchange requests from BIPC Exchange LP unitholders.
Exchangeable shares are exchangeable at the option of the holder at any time at a price equal to the market price of a unit. Our company has the option to satisfy the exchange either by delivering a unit or the cash equivalent of a unit. Our company intends to settle any exchange requests with units. During the nine-month period ended September 30, 2025, our shareholders exchanged 42,585 exchangeable shares for an equal number of partnership units. Class B shares are redeemable for cash in an amount equal to the market price of a unit. There have been no redemptions of class B shares to date. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B shares, the exchangeable shares and the class B shares are classified as financial liabilities. However, class B shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32.
During the three and nine-month period ended September 30, 2025, our company declared and paid dividends on our exchangeable shares at a rate of $0.430 per share resulting in total dividends paid of $57 million and $171 million, respectively. Dividends paid on our exchangeable shares are presented as interest expense in our audited consolidated financial statements. No dividends were declared on our class B shares or class C shares during the year.
32 Brookfield Infrastructure Corporation

PRICE RANGE AND TRADING VOLUME OF LISTED UNITS
The units are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “BIP.UN”. The following table sets forth the price ranges (after accounting for the effect of special distribution) and trading volumes of the units as reported by the TSX for the periods indicated, in Canadian dollars:

	Units
	High (C$)	Low (C$)	Volume
2025
January 1, 2025 - March 31, 2025	48.54	39.68	27,097,862
April 1, 2025 - June 30, 2025	46.22	38.30	30,151,936
July 1, 2025 - September 30, 2025	46.11	41.15	26,556,758

2024
January 1, 2024 - March 31, 2024	43.09	37.54	28,068,653
April 1, 2024 - June 30, 2024	41.98	34.61	35,483,118
July 1, 2024 - September 30, 2024	47.63	38.02	31,098,913
October 1, 2024 - December 31, 2024	50.28	43.95	24,660,757

2023
January 1, 2023 - March 31, 2023	48.12	42.91	24,027,799
April 1, 2023 - June 30, 2023	50.09	45.05	17,739,905
July 1, 2023 - September 30, 2023	48.71	39.39	24,196,988
October 1, 2023 - December 31, 2023	42.03	29.65	35,356,692
The units are listed and posted for trading on the NYSE under the symbol “BIP”. The following table sets forth the price ranges and trading volumes of the units as reported by the NYSE for the periods indicated, in U.S. dollars:

	Units
	High ($)	Low ($)	Volume
2025
January 1, 2025 - March 31, 2025	33.60	27.52	29,885,953
April 1, 2025 - June 30, 2025	33.86	26.99	34,866,426
July 1, 2025 - September 30, 2025	34.07	29.81	33,762,506

2024
January 1, 2024 - March 31, 2024	31.95	27.64	31,192,792
April 1, 2024 - June 30, 2024	30.75	25.05	29,357,547
July 1, 2024 - September 30, 2024	35.19	27.14	24,284,595
October 1, 2024 - December 31, 2024	36.42	30.42	21,892,473

2023
January 1, 2023 - March 31, 2023	36.03	31.32	23,218,111
April 1, 2023 - June 30, 2023	37.07	33.48	21,498,725
July 1, 2023 - September 30, 2023	36.72	29.16	21,282,609
October 1, 2023 - December 31, 2023	31.84	21.39	54,495,963
Q3 2025 Interim Report 33

TREND INFORMATION
We seek to increase the cash flow from our operations through acquisitions and organic growth opportunities as described below. In particular, we focus on consortiums and partnerships where Brookfield has sufficient influence or control to deploy our operations-oriented approach and Brookfield has a strong track record of leading such transactions, which provides the opportunity to expand cash flows through acquisitions. Our beliefs as to the opportunities for our company to increase cash flow through acquisitions and organic growth are based on assumptions about our company and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in our cash flow, or capital deployed for acquisitions or organic growth. See “Cautionary Statement Regarding Forward-Looking Statements”.
We believe our global scale and best-in-class operating groups provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest returns. We actively recycle assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns.
Capital recycling has been a critical component of our full-cycle investment strategy and is important to our company for the following reasons:
•Key value creation lever - most infrastructure assets reach a maturity point, where the pace of capital appreciation or same-store growth levels out. Capital appreciation is maximized in periods where there are operational improvements, increased capacity utilization and capital expansion. Absent these factors, we would generally consider these assets to have mature income streams. At this point we will look to sell them at attractive returns and redeploy the proceeds into new income streams that will earn our 12-15% target returns.
•Alternative source of capital - we sometimes issue equity to fund growth; however capital markets are not always available and thus capital recycling becomes an important alternative source of funding. We believe that capital recycling allows us to be more strategic and focus on selling bond-like businesses at a very low discount rate, while potentially increasing returns to shareholders by avoiding dilution on our high-growth businesses.
•Institutes capital discipline - to us, it is imperative that businesses are sold to maximize proceeds, not when cash is needed as selling under duress almost never optimizes value. While our approach may result in periods where we have substantial liquidity that results in a short-term drag on results, as long-term investors, we believe it is the best way to create value over the long run.
Notwithstanding the benefits for our business, expectations of quantitative tightening and a rising interest rate environment have recently caused significant stock market volatility. This volatility has been most pronounced in the technology sector, where we have seen a large pullback in valuations to start the year. Although we expect our unit price to move with broader market sentiment, we believe the underlying value of our privately owned infrastructure assets will be less impacted. We expect that private buyers of infrastructure assets, especially those for high-quality, de-risked essential infrastructure, take a longer-term view and are less influenced by short-term economic conditions or sentiment.
34 Brookfield Infrastructure Corporation

RELATED PARTY TRANSACTIONS
In the normal course of operations, our company entered into the transactions below with related parties. The ultimate parent of our company is Brookfield. Other related parties of our company represent Brookfield’s subsidiary and operating entities.
Since inception, the partnership has had a management agreement, the Master Services Agreement, with the Service Providers which are subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, we, together with Brookfield Infrastructure, pay a base management fee to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the combined market value of our group. Our company pays for, or reimburses the partnership for, our proportionate share of the management fee. For purposes of calculating the base management fee, the market value of our group is equal to the aggregate value of all the outstanding units (assuming full conversion of BN’s limited partnership interests in Holding LP into units), preferred units and securities of the other Service Recipients (including the Exchangeable units and exchangeable shares, calculated on a fully-diluted basis assuming full conversion of any class A.2 exchangeable shares into exchangeable shares) that are not held by Brookfield Infrastructure, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. The amount attributable to our company is based on the weighted average number of exchangeable shares and class A.2 exchangeable shares outstanding relative to units.
The base management fee attributable to our company was $18 million and $52 million, respectively, for the three and nine-month periods ended September 30, 2025 (2024: $19 million and $50 million) and has been recorded as part of general and administrative expenses in the interim financial statements.
Our company’s affiliates provide connection services in the normal course of operations on market terms to affiliates and associates of Brookfield Property Partners L.P. For the three and nine-month periods ended September 30, 2025, revenues of less than $1 million were generated (2024: $1 million) and $nil expenses were incurred (2024: $nil).
A subsidiary of BIHC is party to two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility for purposes of providing BIHC and Brookfield Infrastructure with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. Such credit agreements terminate on March 31, 2030. We intend to use the liquidity provided by the foregoing credit facilities for working capital purposes and to fund growth capital investments and acquisitions. The determination of which of these sources of funding we will access in any particular situation will be a matter of optimizing needs and opportunities at that time.
In addition, each such credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at market interest rate. As at September 30, 2025, $nil (December 31, 2024: $nil) was drawn on the credit facilities under the credit agreements with Brookfield Infrastructure.
On December 24, 2024, the partnership, BIHC and our company completed the Arrangement pursuant to which (i) holders of the exchangeable shares of BIHC, other than Brookfield, received exchangeable shares of our company in exchange for their BIHC exchangeable shares on a one-for-one basis; (ii) Brookfield transferred their exchangeable shares of BIHC to our company in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the exchangeable shares of BIHC were delisted; and (iv) the exchangeable shares of our company were listed on the NYSE and TSX.
In connection with the Arrangement, our company entered into two deposit agreements with Canada Holdco, one as depositor/lender and one as depositee/borrower. Each deposit agreement contemplates potential deposit arrangements pursuant to which the parties thereunder would mutually agree to deposit funds thereunder from time to time on a demand basis at a specified rate of interest. Additionally, our company, as borrower, entered into a credit agreement with Canada Holdco, as lender, pursuant to which Canada Holdco established a revolving credit facility in the aggregate principal amount of $150 million in favor of our company. The credit agreement has a ten-year term, subject to automatic one-year extensions occurring annually unless terminated by the lender.
The credit facilities are available in U.S. or Canadian dollars, and advances will be made by way of SOFR, base rate, CORRA, or prime rate loans. Each of the credit facilities bears interest at the benchmark rate plus an applicable spread, in each case subject to adjustment from time to time as the parties may agree.
Brookfield Infrastructure provided BIHC an equity commitment in the amount of $1 billion. The equity commitment may be called by BIHC in exchange for the issuance of a number of class C shares or preferred shares, as the case may be, to Brookfield Infrastructure, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the fair market value of a class C share, and (ii) in the case of a subscription for preferred shares, $25.00. The equity commitment will be reduced permanently by the amount so-called. As at September 30, 2025, $nil (December 31, 2024: $nil) was called on the equity commitment.
Q3 2025 Interim Report 35

BIPC Holdings Inc., a wholly owned subsidiary of BIHC, fully and unconditionally guaranteed (i) any unsecured debt securities issued by Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd., which we refer to collectively as the “Co-Issuers”, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture dated October 10, 2012 among the Co-Issuers and Computershare Trust Company of Canada under which such securities are issued, (ii) certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (iii) the obligations of Brookfield Infrastructure under its bilateral credit facilities. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. In addition, BIPC Holdings Inc. guaranteed (i) subordinated debt securities issued by Brookfield Infrastructure Finance ULC or BIP Bermuda Holdings I Limited on a subordinated basis, as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, and (ii) the obligations of Brookfield Infrastructure Holdings (Canada) Inc. under its commercial paper program.
On March 28, 2023, our company entered into a loan agreement (as lender) with Brookfield Infrastructure for $250 million. On May 24, 2024, the loan was partially settled as part of a non-cash transaction for $200 million and had a balance outstanding of $56 million as of September 30, 2025 (December 31, 2024: $57 million). The loan is presented as amounts due from Brookfield Infrastructure on the Consolidated Statements of Financial Position. The loan was extended to a maturity date of May 24, 2029, and accrues interest at SOFR plus 210 basis points per annum until May 24, 2026, and thereafter accrues interest at SOFR plus 475 basis points per annum until the maturity date. Interest accrued during the three and nine-month periods ended September 30, 2025, was $1 million and $3 million (2024: $1 million and $9 million), respectively.
On May 24, 2024, our company entered into an additional loan agreement (as lender) with Brookfield Infrastructure as part of a non-cash transaction for $24 million. The loan agreement was subsequently amended on December 27, 2024, to extend an additional $17 million to Brookfield Infrastructure. As of September 30, 2025, the balance outstanding on this loan was $43 million (December 31, 2024: $43 million). The loan is presented as amounts due from Brookfield Infrastructure on the Consolidated Statements of Financial Position and accrues interest at SOFR plus 210 basis points per annum until May 24, 2026, and thereafter accrues interest at SOFR plus 475 basis points per annum until May 24, 2029, the maturity date. Interest accrued during the three and nine-month periods ended September 30, 2025, was $1 million and $2 million (2024: less than $1 million) respectively.
As at September 30, 2025, the balance outstanding on our deposit with Brookfield Infrastructure was $1,326 million (December 31, 2024: $1,178 million). The deposit arrangement accrues interest at 0.2% per annum. During the three and nine-month periods ended September 30, 2025, interest accrued on the deposit with Brookfield Infrastructure was $1 million and $3 million (2024: $1 million and $2 million), respectively.
On May 24, 2024, our company entered into loan agreements with Brookfield Infrastructure as part of a non-cash transaction for total cumulative proceeds of $100 million. The loans are presented as loans payable to Brookfield Infrastructure on the Consolidated Statements of Financial Position and accrue interest at SOFR plus 210 basis points per annum until May 24, 2026, and thereafter accrue interest at SOFR plus 475 basis points per annum until May 24, 2029, the maturity date. Interest accrued during the three and nine-month periods ended September 30, 2025, was $2 million and $6 million (2024: $2 million and $3 million), respectively.
As at September 30, 2025, our company had accounts payable of $47 million (December 31, 2024: $30 million) to Brookfield and subsidiaries of Brookfield Infrastructure, and accounts receivable of $1 million (December 31, 2024: $19 million) from subsidiaries of Brookfield Infrastructure.
As at September 30, 2025, our company had approximately $215 million of net receivables from subsidiaries of Brookfield (December 31, 2024: nil).
Over the course of 2025, our global intermodal logistics operation sold a 66% interest in a stabilized container portfolio. The transaction price and terms were set by a third party who acquired a 33% interest in the portfolio. In the third quarter, an affiliate of Brookfield acquired the other 33%, matching the same price and terms set by the investor. Our company recognized a gain of approximately $115 million ($30 million to the partnership) on the sale completed in the third quarter.
36 Brookfield Infrastructure Corporation

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
BIPC Holdings Inc., a wholly owned subsidiary of BIHC, fully and unconditionally guaranteed (i) any unsecured debt securities issued by Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd., which we refer to collectively as the “Co-Issuers”, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture dated October 10, 2012 among the Co-Issuers and Computershare Trust Company of Canada under which such securities are issued, (ii) certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (iii) the obligations of Brookfield Infrastructure under its bilateral credit facilities. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. In addition, BIPC Holdings Inc. guaranteed (i) subordinated debt securities issued by Brookfield Infrastructure Finance ULC or BIP Bermuda Holdings I Limited on a subordinated basis, as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, and (ii) the obligations of Brookfield Infrastructure Holdings (Canada) Inc. under its commercial paper program.
In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The table below outlines our company’s contractual obligations as at September 30, 2025:

	Payments due by period
US$ MILLIONS	Less than 1 year	1-2 years	2-3 years	3-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$797	$9	$3	$11	$7	$827
Non-recourse borrowings	1,188	789	1,139	4,950	5,703	13,769
Financial liabilities	31	5	2	1	—	39
Loans payable to Brookfield Infrastructure	100	—	—	—	—	100
Shares classified as financial liability	4,803	—	—	—	—	4,803
Interest expense:
Non-recourse borrowings	991	884	782	1,031	1,361	5,049
In addition, pursuant to the Master Services Agreement, on a quarterly basis, we, together with Brookfield Infrastructure, pay a base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the combined market value of our group. Our company pays for, or reimburses the partnership for, our proportionate share of the management fee. For purposes of calculating the base management fee, the market value of our group is equal to the aggregate value of all the outstanding units (assuming full conversion of BN’s limited partnership interests in Holding LP into units), preferred units and securities of the other Service Recipients (including the Exchangeable units and our exchangeable shares, calculated on a fully-diluted basis assuming full conversion of any class A.2 exchangeable shares into exchangeable shares) that are not held by Brookfield Infrastructure, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. The Base Management Fee allocated to our company is estimated to be approximately $72 million per year based on the expense attributable to our company for the three-month period ended September 30, 2025.
An integral part of our group’s strategy is to participate with institutional investors in Brookfield-sponsored infrastructure funds that target acquisitions that suit our group’s profile. In the normal course of business, our group will make commitments to Brookfield-sponsored infrastructure funds to participate in these target acquisitions in the future, if and when identified.

Q3 2025 Interim Report 37

Critical Accounting Estimates
The preparation of financial statements requires management to make significant judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Significant judgments and estimates made by management and utilized in the normal course of preparing our company’s consolidated financial statements, which we consider to be critical, are outlined below.
i)Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. Our company’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31. Our company determined fair value under the income method with due consideration to significant inputs such as the discount rate, terminal value multiple and overall investment horizon.
CONTROLS AND PROCEDURES
No changes were made in our internal control over financial reporting during the nine-month period ended September 30, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
38 Brookfield Infrastructure Corporation

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking information and forward-looking statements within the meaning of applicable securities laws, including the United States Securities Litigation Reform Act of 1995. We may make such statements in this report, in other filings with securities regulators in Canada and the United States and in other public communications. The words “tend”, “seek”, “target”, “foresee”, “believe,” “expect,” “could”, “aim to,” “intend,” “objective”, “outlook”, “endeavor”, “estimate”, “likely”, “continue”, “plan”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, “should,” which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this MD&A include among others, statements with respect to our assets tending to appreciate in value over time, growth in our assets and operations, returns on capital and on equity, increasing demand for commodities and global movement of goods, expected capital expenditures, the impact of planned capital projects by customers of our businesses as on the performance and growth of those businesses, the extent of our corporate, general and administrative expenses, our ability to close acquisitions, our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that we operate or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, sustainability of dividend levels, dividend growth and payout ratios, operating results and margins for our company and each operation, future prospects for the markets for our products, our plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for our company, contract prices and regulated rates for our operations, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on our company resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt, expansions of existing operations, likely sources of future opportunities in the markets in which we operate, financing plans for our operating businesses, foreign currency management activities and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that our company’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by the forward-looking statements contained herein include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products or services, the ability to achieve growth within our businesses, our ability to achieve the milestones necessary to deliver the targeted returns, which is uncertain, some of which depends on access to capital and continuing favorable commodity prices, the impact of market conditions on our businesses, the fact that success of our company is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for our company, the ability to effectively complete new acquisitions in the competitive infrastructure space (including potential acquisitions that remain subject to the satisfaction of conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, changes in technology which have the potential to disrupt the businesses and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business, regulatory decisions affecting our regulated businesses, our ability to secure favorable contracts, weather events affecting our business, traffic volumes on our toll road businesses, pandemics or epidemics, and other risks and factors described in the documents filed by us with the securities regulators in Canada and the United States, including under “Risk Factors” in our most recent Annual Report on form 20-F and other risks and factors that are described therein.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, our company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
Q3 2025 Interim Report 39